Exhibit 99.4

Depositary's Notice of
Shareholders' Meeting of
Renren Inc.

ADSs:	American Depositary Shares.
ADS CUSIP No.:	759892102, 759892995.
ADS Record Date:	October 28, 2016.
Meeting Specifics:	Annual General Meeting to be held on December 12, 2016 at 3:00 p.m. (local time) at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed here with (For more information regarding the Meeting and to view the Meeting materials, please visit the Company's website at http://ir.renren-inc.com).
ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on December 5, 2016.
Deposited Securities:	Class A Ordinary Shares, par value $0.001 per share, of Renren Inc., a company incorporated under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	Three (3) Class A Ordinary Shares to One (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong Branch.
Deposit Agreement:	Deposit Agreement, dated as of May 4, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 a.m. (New York City time) on December 5, 2016.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time and location identified above. Copies of the Company’s Notice of Meeting which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise), the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The Depositary will not vote or attempt to exercise the right to vote any Deposited Securities other than in accordance with signed voting instructions from the relevant Holder and, accordingly, Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary will not be voted. In addition, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will not vote in respect of such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.-ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*          As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.